(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 Commission File Number NOTIFICATION OF LATE FILING

For Period Ended: June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I — Registrant Information

PAINCARE HOLDINGS, INC.
Full Name of Registrant

Former Name if Applicable

1030 N. Orange Avenue, Ste. 105
Address of Principal Executive Office (Street and Number)

Orlando, FL 32801
City, State and Zip Code

Part II — Rule 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III — Narrative

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or portion thereof, could not be filed within the prescribed time period.

The Registrant could not complete the Form 10-Q within the prescribed time because the Registrant effected numerous dispositions of physician practices during the quarter resulting in the need for additional time to complete the associated accounting and financial reporting.

The following events, which occurred during the quarter ending on June 30, 2007, will result in a significant change in the Registrant’s results of operations from the corresponding period the prior fiscal quarter which will be reflected in the Registrant’s earnings statements to be included in the Registrant’s Form 10-Q:

❖	the disposition of the GPP subsidiary on April 30, 2007. This transaction resulted in a loss on disposal, unaudited, of $678,994, net of tax.

❖	the disposition of the Alo subsidiary on May 21, 2007. This transaction resulted in a loss on disposal, unaudited, of $6,431,577, net of tax.

❖	the disposition of the HCCT subsidiary on May 22, 2007. This transaction resulted in a loss on disposal, unaudited, of $1,138,329, net of tax.

❖	the disposition of the CPM subsidiary on May 21, 2007. This transaction resulted in a loss on disposal, unaudited, of $11,038,730, net of tax.

❖	the disposition of the CPM ASC subsidiary on May 21, 2007. This transaction resulted in a loss on disposal, unaudited, of $2,706,283, net of tax.

❖	additional impairment charges totaled approximately $15.1 million

Part IV — Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Mark Szporka	(407)	367-0944
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

* Form 10-Q for the fiscal quarter ended 3/31/07

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is in the process of finalizing its results for the fiscal quarter ended June 30, 2007, and, therefore cannot provide a reasonable estimate of the results at this time.

PAINCARE HOLDINGS, INC.
(Name of Registrant as specified in charter)

He has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	August 10, 2007	By:	/s/ Mark Szporka
		Name:	Mark Szporka
		Title:	Chief Financial Officer and Chief Accounting Officer